Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended September 30, 2015		Nine Months Ended September 30, 2015
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$81		$223
One-Third of Rents, Net of Income from Subleases	7		23
Preferred Stock Dividends	15		52

Total Fixed Charges	$103		$298

Earnings:
Income Before Income Taxes	$515		$1,417
Fixed Charges, Excluding Preferred Stock Dividends	88		246

Total Earnings	$603		$1,663

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	5.85	x	5.58	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$125		$363
One-Third of Rents, Net of Income from Subleases	7		23
Preferred Stock Dividends	15		52

Total Fixed Charges	$147		$438

Earnings:
Income Before Income Taxes	$515		$1,417
Fixed Charges, Excluding Preferred Stock Dividends	132		386

Total Earnings	$647		$1,803

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.40	x	4.12	x